                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

               For the Period July 1, 1998 to September 30, 1998

                        SPECTRUM SIGNAL PROCESSING INC.
                        -------------------------------
                (Translation of Registrant's Name into English)

                   8525 BAXTER PLACE, BURNABY, B.C. V5A 4V7
                   ----------------------------------------
                   (Address of Principal Corporate Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                 Form 20-F [X]                   Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes [ ]                          No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Part I   FINANCIAL INFORMATION

Item 1   Financial Statements

                        SPECTRUM SIGNAL PROCESSING INC.
                          Consolidated Balance Sheets
               (Expressed in thousands of United States dollars)


                                                   September 30,    December 31,
                                                        1998           1997
                                                    (Unaudited)      (Audited)
ASSETS
------------------------------------------------------------------------------
Current assets
    Cash and cash equivalents                        $  1,137        $  1,383
    Accounts receivable                                 7,137           6,549
    Inventories                                         3,976           4,061
    Prepaid expenses                                      397             220
------------------------------------------------------------------------------
                                                       12,647          12,213

Property and equipment                                  2,430           2,447
Other assets                                            2,425           1,823
------------------------------------------------------------------------------

                                                     $ 17,502        $ 16,483
==============================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------
Current liabilities

   Bank indebtedness                                 $  2,333        $     --
   Accounts payable                                     4,388           2,990
   Accrued liabilities                                  1,117           1,690
   Deferred revenue                                        --              19
   Current portion of long-term debt                       --              --
------------------------------------------------------------------------------
                                                        7,838           4,699

Long-term debt                                            119              75
Deferred income taxes                                      83           1,223

Shareholders' equity
Share capital                                          16,439          11,373
    Authorized: 50,000,000 common shares
       with no par value
    Issued:  10,270,621 common shares
       (1997 - 9,459,397)
Warrants                                                  141              --
Additional paid-in capital                                 76              76
Treasury stock, at cost, 233,300 shares                (1,232)         (1,232)
    (1997 - 233,300)
Retained earnings (deficit)                            (4,763)          1,237
Accumulated other comprehensive income
    Cumulative translation adjustments                 (1,198)           (967)
------------------------------------------------------------------------------
                                                        9,462          10,486
------------------------------------------------------------------------------
                                                     $ 17,502        $ 16,483
==============================================================================

                        SPECTRUM SIGNAL PROCESSING INC.
      Consolidated Statements of Operations & Retained Earnings (Deficit) (Expressed in thousands of United States dollars, except per share amounts)

                                                    3 months ended September 30,  9 months ended September 30,
                                                         1998           1997           1998           1997
------------------------------------------------------------------------------------------------------------
                                                             (Unaudited)                  (Unaudited)
Sales                                                 $  7,077       $  7,584       $ 19,497       $ 18,304
Cost of sales                                            3,169          3,475          8,302          8,044
------------------------------------------------------------------------------------------------------------
Gross profit                                             3,908          4,109         11,195         10,260

Expenses
    Administrative                                         760            842          2,396          2,256
    Sales & marketing                                    1,771          1,414          5,495          3,295
    Amortization                                           181            188            596            452
    Research & development                               1,329            776          3,366          1,615
    Acquired in-process research &
    development charge                                      --             --          6,168            872
------------------------------------------------------------------------------------------------------------
                                                         4,041          3,220         18,021          8,490
------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                           (133)           889         (6,826)         1,770

Other
    Interest & bank charges                                (62)            (6)          (120)           (14)
    Other income                                            16              4             17             25
------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes and                   (179)           887         (6,929)         1,781
discontinued operations

Deferred income taxes                                     (190)           337           (929)           996
------------------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations                  11            550         (6,000)           785
Earnings (loss) from discontinued operations                --           (163)            --           (500)
------------------------------------------------------------------------------------------------------------

Net earnings (loss) for the period                          11            387         (6,000)           285
Retained earnings (deficit), beginning of period        (4,774)           130          1,237            232
------------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of period            $ (4,763)      $    517       $ (4,763)      $    517
============================================================================================================

Earnings (loss) per share
   Basic
        From continuing operations                    $   0.00       $   0.06       ($  0.61)      $   0.09
        After discontinued operations                 $   0.00       $   0.04       ($  0.61)      $   0.03
   Diluted
        From continuing operations                    $   0.00       $   0.06       ($  0.61)      $   0.08
        After discontinued operations                 $   0.00       $   0.04       ($  0.61)      $   0.03
============================================================================================================

Weighted average shares outstanding (000's)
        Basic                                           10,028          9,243          9,801          9,229
        Diluted                                         10,245          9,616          9,801          9,580

                        SPECTRUM SIGNAL PROCESSING INC.
                     Consolidated Statements of Cash Flows
               (Expressed in thousands of United States dollars)

                                                                3 months ended September 30,  9 months ended September 30,
                                                                      1998          1997          1998           1997
-----------------------------------------------------------------------------------------------------------------------
                                                                         (Unaudited)                  (Unaudited)
 Cash flows from operating activities:
    Net earnings (loss) from continuing operations                  $    11       $   713       $(6,000)      $ 1,285

    Adjustments to reconcile net income (loss)
       to net cash provided by operating activities
         Depreciation and amortization                                  181           188           596           452
         Deferred income taxes                                         (190)          337          (929)          996
         Deferred share issue costs                                      --            --            --            --
         Acquired in-process R&D charge                                  --            --         6,168           872
         Changes in operating assets and liabilities
            Accounts receivable                                      (1,142)       (1,242)           48         1,615
            Inventories                                                 611        (1,223)          545        (1,868)
            Prepaid expenses                                             29            64          (177)          433
            Accounts payable                                            814         1,280           490         2,091
            Accrued liabilities                                          (5)           --        (1,715)       (1,098)
            Deferred revenue                                             --            --           (19)         (635)
            Translation adjustment                                      179          (126)         (211)         (526)
-----------------------------------------------------------------------------------------------------------------------
            Cash provided by continuing operations                      488            (9)       (1,204)        3,617
-----------------------------------------------------------------------------------------------------------------------

    Net earnings (loss) from discontinued operations                     --          (163)           --          (500)
       Deferred income taxes                                             --          (104)           --          (318)
-----------------------------------------------------------------------------------------------------------------------
            Cash provided by discontinued operations                     --          (267)           --          (818)
-----------------------------------------------------------------------------------------------------------------------

                                                                        488          (276)       (1,204)        2,799

 Cash flows from financing activities:
    Increase (decrease) in bank indebtedness                           (444)           --         2,333            --
    Payment of deferred share issue costs                               (30)           --           (30)           --
    Issue (purchase) of shares, net of share issue expenses              89            35           149           141
    Increase (decrease) in long-term debt                               (32)           (1)           44            74
    Purchase of treasury shares                                          --          (123)           --        (1,022)
-----------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities                   (417)          (89)        2,496          (807)
-----------------------------------------------------------------------------------------------------------------------

            Total cash generated for investing activities                71          (365)        1,292         1,992
-----------------------------------------------------------------------------------------------------------------------

 Cash flows from investing activities:
    Purchase of property and equipment                                 (106)         (594)         (495)       (1,883)
    Software and related development costs, net                         154            --           (85)           --
    Acquisition of Alex                                                  --            --          (958)           --
    Cash received on acquisition of 3L Limited, net of expenses          --            --            --           188
-----------------------------------------------------------------------------------------------------------------------
            Cash provided by (used in) investing activities              48          (594)       (1,538)       (1,695)
-----------------------------------------------------------------------------------------------------------------------

 Increase (decrease) in cash during the period                          119          (959)         (246)          297
 Cash, beginning of period                                            1,018         2,733         1,383         1,477
-----------------------------------------------------------------------------------------------------------------------
 Cash, end of period                                                $ 1,137       $ 1,774       $ 1,137       $ 1,774
=======================================================================================================================

Item 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

         The statements and information contained in this Report on Form 6-K that are not purely historical constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward looking statements included in this document are based on information available to the Company on the date herof, and the Company assumes no obligation to update any such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's history of losses, lengthy sales cycles, the Company's dependence upon large contracts and relative concentration of customers, risks involving the management of growth and integration of acquisitions, intense competition, product development risks, risks of technological change and product obsolescence, dependence on selected vertical markets and third-party marketing relationships, suppliers and software providers, the Company's ability to protect its intellectual property rights and the other risks and uncertainties detailed in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

         The Company was founded in 1987 to manufacture and market products for the military/aerospace and commercial market in North America using DSP technologies licensed from Loughborough Sound Images Ltd.

         The Company devotes significant resources toward product development and related research and development activities. In recent years, the Company has sought to enter into agreements with its OEM customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund such product development. Under the terms of a typical development contract, Spectrum is obligated to deliver a finished DSP system or product consisting of hardware, custom chip set and software, all to meet performance specifications established between the parties. The Company first derived revenues from development contract fees in 1994. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. See Note 1 of the Notes to the Company's financial statements. Costs associated with development contract fees are generally included in research and development expenses. The timing and amount of development contract fees and the relative mix between products sold to the military/aerospace and commercial markets has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

         Beginning with the first quarter of 1998, the Company adopted a policy of publishing its financial statements in US$ and preparing all such statements in accordance with U.S. GAAP. In accordance with the views of the Commission, the Company has re-stated the historical financial statements and data contained herein to U.S. GAAP and using US$.

Results of Operations

                                                                         Three months ended          Nine months ended
                                                                            September 30               September 30
                                                                        -------------------         -------------------
                                                                            (Unaudited)                 (Unaudited)
                                                                         1998          1997          1998          1997
                                                                        -----         -----         -----         -----
Sales                                                                   100.0%        100.0%        100.0%        100.0%
Cost of sales                                                            44.8          45.8          42.6          43.9
                                                                        -----         -----         -----         -----
Gross margin                                                             55.2          54.2          57.4          56.1
Expenses
  Administrative, sales and marketing                                    35.7          29.7          40.5          30.3
  Amortization                                                            2.6           2.5           3.1           2.5
  Research and development                                               18.8          10.2          17.3           8.8
  Acquired in-process research and development charge                     0.0           0.0          31.6           4.8
                                                                        -----         -----         -----         -----
                                                                         57.1          42.4          92.5          46.4
                                                                        -----         -----         -----         -----

Earnings (loss) from operations                                          (1.9)         11.8         (35.1)          9.7
Interest and bank charges                                                (0.8)         (0.1)         (0.6)         (0.1)
Other income                                                              0.2           0.1           0.1           0.1
                                                                        -----         -----         -----         -----

Earnings (loss) before income taxes and discontinued operations          (2.6)         11.8         (35.6)          9.7
Deferred income taxes                                                    (2.7)          4.4          (4.8)          5.4
                                                                        -----         -----         -----         -----

Earnings (loss) from continuing operations                                0.1           7.4         (30.8)          4.3
Earnings (loss) from discontinued operations                              0.0          (2.1)          0.0          (2.7)
                                                                        -----         -----         -----         -----

Net earnings (loss) for the period                                        0.1%          5.3%        (30.8)%         1.6%
                                                                        =====         =====         =====         =====


Quarter Ended September 30, 1998 Compared to Quarter Ended September 30, 1997

         Sales. Sales from continuing operations in the quarter ended September 30, 1998 were $7,077,000, a decrease of $507,000 or 6.7%, over sales in the quarter ended September 30, 1997. Included in third quarter sales were development contract fees of $143,000, or 2.0% of sales for the quarter, compared to development contract fees in the third quarter of 1997 of $779,000. The decrease in the Company's sales in the third quarter of 1998 was due primarily to order delays on several key programs in which the Company is the selected vendor. Sales for the third quarter of 1998 also reflect the inclusion of $1,672,000 of sales from Alex Computer.

         Gross profit. Gross profit decreased to $3,908,000 for the quarter ended September 30, 1998 from $4,109,000 for the quarter ended September 30, 1997, a decrease of 4.9%. Gross margin (gross profit as a percentage of sales) increased to 55.2% in the third quarter of 1998 from 54.2% in the third quarter of 1997. The increase in gross margin was due primarily to higher development contract fees in the third quarter of 1998.

         Administrative, Sales and Marketing. Administrative, sales and marketing ("AS&M") expenses consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for the third quarter of 1998 were $2,531,000, or 35.7% of sales for the quarter, compared to $2,256,000 in the third quarter of 1997, or 29.7% of sales for the quarter. AS&M expenses as a percentage of sales were higher in the third quarter of 1998 due to the costs associated with increased European and Asian sales and marketing initiatives (approximately $114,000) and the inclusion of AS&M expenses of Alex computer (approximately $130,000).

         Amortization. Amortization consists of the depreciation of the Company's fixed assets and amortization of acquired technology. Amortization expenses in the third quarter of 1998 were $181,000, an decrease of $7,000 or 3.7%, over the third quarter of 1997. The decrease in depreciation and amortization was due primarily to decreased investment in fixed assets.

         Research and Development. Research and development expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. Research and development expenses were $1,329,000 in the third quarter of 1998, or 18.8% of sales for the quarter, compared to $776,000 in the third quarter of 1997, or 10.2% of sales for the quarter. The expenses in the third quarter of 1998 consisted primarily of costs associated with new product developments undertaken by the Company. Total research and development expenditures for continuing operations and those capitalized as software and related development costs were $1,412,000 in the third quarter of 1998, or 20.0% of sales for the quarter, compared to $1,195,000 in the third quarter of 1997, or 15.8% of sales for the quarter.

         Other Income. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an expense of $46,000 in the third quarter of 1998, compared to an expense in the third quarter of 1997 of $2,000. This change was due primarily to working capital borrowings from the Company's bank in the third quarter of 1998.

         Income Taxes. Deferred income taxes (recovery) for the third quarter of 1998 were $(190,000) or (106.1)% of earnings before taxes and discontinued operations, compared to $337,000, or 38.0% of earnings before taxes and discontinued operations for the third quarter of 1997. This percentage is unusually high because of an adjustment to the tax effect on the acquired in-process research and development charge in the first quarter of 1998. The majority of this charge is non-deductible for tax purposes.

         Net Earnings. The Company had earnings from continuing operations in the third quarter of 1998 of $11,000 compared to earnings from continuing operations of $550,000 in the third quarter of 1997. Earnings per share (basic) from continuing operations in the third quarter of 1998 was Nil per share, compared to earnings per share (basic) from continuing operations of $0.06 per share in the third quarter of 1997.

Nine months Ended September 30, 1998 Compared to Nine months ended September 30, 1997

         Sales. Sales from continuing operations in the nine months ended September 30, 1998 were $19,497,000, an increase of $1,193,000 or 6.5%, over sales in the nine months ended September 30, 1997. Included in sales for the nine months ended September 30, 1998 were development contract fees of $635,000, or 3.3% of sales, compared to development contract fees for the nine months ended September 30, 1997 of $1,426,000 or 7.8% of sales. Sales for the first nine months of 1998 reflect the inclusion of the business of Alex Computer (accounting for sales of $3,601,000) which was acquired in the first quarter of 1998. Sales for the nine months also reflect a decline in sales of traditional `C3x and `C4x products due to the introduction of the next generation `C6x product.

         Gross profit. Gross profit increased to $11,195,000 for the nine months ended September 30, 1998 from $18,304,000 for the nine months ended September 30, 1997, an increase of 6.5%. Gross margin (gross profit as a percentage of sales) increased to 57.4% in the first nine months of 1998 from 56.1% in the first nine months of 1997. The increase in gross margin was due primarily to the mix of higher gross margin, internally-developed products compared to licensed products.

         Administrative, Sales and Marketing. AS&M expenses for the first nine months of 1998 were $7,891,000, or 40.5% of sales, compared to $5,551,000 in the first nine months of 1997, or 30.3% of sales. AS&M expenses as a percentage of sales were higher in the first nine months of 1998 due to the costs associated with increased European and Asian sales and marketing initiatives (approximately $410,000 excluding salaries and benefits), the inclusion of AS&M expenses of Alex Computer (approximately $370,000), the inclusion of the AS&M expenses of 3L Limited (approximately $260,000), and an increase in sales and marketing staff levels (approximately $470,000).

         Amortization. Amortization expenses in the first nine months of 1998 were $596,000, an increase of $144,000 or 31.9%, over the first nine months of 1997. The increase in depreciation and amortization was due primarily to increased investment in fixed assets and acquired technology.

         Research and Development. Research and development expenses were $3,366,000 in the first nine months of 1998, or 17.3% of sales for the period, compared to $1,615,000 in the first nine months of 1997, or 8.8% of sales for the period. The expenses in the first nine months of 1998 consisted primarily of costs associated with new product developments undertaken by the Company. Total research and development expenditures for continuing operations and those capitalized as software and related development costs were $3,844,000 in the first nine months of 1998, or 19.7% of sales, compared to $2,844,000 in the first nine months of 1997, or 15.5% of sales for the period.

         Other Income. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an expense of $103,000 in the first nine months of 1998, compared to other income in the first nine months of 1997 of $11,000. This change was due primarily to working capital borrowings from the Company's bank in the first nine months of 1998.

         Income Taxes. Deferred income taxes (recovery) for the first nine months of 1998 were $(929,000) or (13.4)% of earnings before taxes and discontinued operations, compared to $996,000, or 55.9% of earnings before taxes and discontinued operations for the first nine months of 1997. The percentage for the first nine months of 1998 is unusually low because of the significant impact of the acquired in-process research and development charge in the first quarter of 1998. The majority of this charge is non-deductible for tax purposes.

         Net Earnings. The Company had earnings (loss) from continuing operations in the first nine months of 1998 of $(6,000,000) compared to earnings (loss) from continuing operations of $785,000 in the first nine months of 1997. Earnings (loss) per share (basic) from continuing operations in the first nine months of 1998 was $(0.61) per share, compared to earnings
(loss) per share (basic) from continuing operations of $0.09 per share in the first nine months of 1997. Earnings from continuing operations before acquired in-process research and development charge for the first nine months of 1998 was $(301,000), or earnings (loss) per share (basic) of $(0.03) per share, compared to earnings (loss) of $1,157,000, or earnings (loss) per share (basic) of $0.13 for the first nine months of 1997.

Liquidity and Capital Resources

         The Company historically has met its operating and capital requirements from cash flow from operations and funds generated by sale of its equity securities.

         The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn $7,000,000 (approximately US$ 4,575,000) operating line of credit (the "Line of Credit"). The Company's US dollar borrowing capacity under its Canadian dollar-denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The Line of Credit agreement requires the Company to maintain certain financial ratios and limits capital expenditures. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. At November 30, 1998, the Company had net outstanding borrowings under the Line of Credit of approximately US $715,000. In July 1998, the Company initiated an increase to the credit facility with the Bank and an increase was granted from $ 3,500,000 to $4,575,000, subject to completion by the Bank of its review.

         At September 30, 1998, the Company's cash position was $1,137,000, offset by Bank indebtedness of $2,333,000. Net cash provided by (used in) operations, financing and investments was $(246,000) and $297,000 in the nine months ended September 30, 1998 and 1997 respectively. For the nine months ended September 30, 1998, cash used in operations, financing and investments consisted primarily of cash generated from the issuance of Common Shares, warrants, and the incurrence of bank indebtedness and long term debt which was used primarily for the acquisition of the net assets of Alex Computer, funding operations and the purchase of property and equipment and software and related development costs. For the nine months ended September 30, 1997, cash used in operations, financing, and investments consisted primarily of cash from operations and was used primarily to increase inventories, to fund discontinued operations, to purchase treasury shares and for the purchase of property and equipment and software and related development costs.

         Accounts receivable, net, at September 30, 1998 and December 31, 1997 was $7,137,000 and $6,549,000 respectively. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $580,000 during the nine months ended September 30, 1998, and $1,883,000 during the nine months ended September 30, 1997 primarily for computer equipment and software and related developments costs. In the first nine months of 1997, the Company invested $1,022,000 for the purchase of treasury shares and invested $746,000 in the acquisition of 100% of the shares of 3L Limited, net of $193,000 in cash acquired. On March 17, 1998, the Company effectively acquired, pursuant to an acquisition agreement, all the assets of Alex Computer Systems Inc.. The consideration paid and assets acquired in connection with such acquisition were transferred on May 1, 1998. The consideration paid by Spectrum for such acquisition consisted of $677,000 in cash, the assumption of $2,050,000 in liabilities, and the issuance of 772,626 Common Shares and a two year warrant to purchase 110,375 Common Shares of an exercise price of $6.34 per share.

         The Company believes that cash generated from operations and borrowings available under the Line of Credit will be sufficient to meet its working capital and capital expenditure requirements in 1998. However, the Company may in the future require additional equity or debt financing to meet its working capital, fixed asset and acquisition requirements. There can be no assurance that additional financing will not be required sooner or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

Effects of Inflation and Foreign Currency Fluctuations

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in the currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has entered into futures contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. Such contracts typically have maturities of no greater than three months when entered into. The market price of such contracts generally approaches the spot exchange rates as the contract approaches expiration of its term. The maximum amount the Company has hedged under such futures contracts at any one time is Cdn $3 million. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

Year 2000 Issue

         The Company has established a Year 2000 program to coordinate and monitor the assessment, conversion or replacement, and testing of computer systems throughout the Company to ensure key business information and process control systems will function successfully after December 31, 1999. Potential Year 2000 risks could include, without limitation, a temporary inability to engage in normal business activities such as conducting general banking tasks, invoicing, and materials planning and purchasing. The Company has determined that its major internal system, the MRP system, is Year 2000 compliant, which means that internal order processing and filing will be unaffected.

The Company has committed internal and external resources to address its potential Year 2000 problems. Progress on Year 2000 issues is centrally coordinated, with regular reporting to the Audit Committee and the full Board of Directors. The Company does not expect to incur any costs in remediating (where required) any Year 2000 issues relating to its business, other than the time spent by employees on ensuring compliance. In any case, the total costs to the Company with respect to its Year 2000 compliance activities are not anticipated to be material to the Company's financial condition or results of operations in any given year. These costs and the date on which the Company plans to complete Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions. However, there can be no guarantee that these estimates will prove to be accurate and actual results could differ significantly.

         As the Company relies on third party suppliers for utilities, transportation, and other key services, interruption of supplier operations could affect the Company's operations, however, this risk is being assessed and contingency plans being developed. The Company has initiated communications with suppliers with which it does significant business to determine the extent to which the Company may be vulnerable to such parties' failure to remedy their own Year 2000 problems. There can be no assurance that the systems of such suppliers will be converted on a timely basis. The Company's Year 2000 contingency plans are as follows: (I) all "critical path" systems are being identified and testing will be continuous, (ii) back-up systems are being put in place for alternate suppliers for all aspects of production and delivery, and (iii) the Company already has in place a redundant system of supply for its manufactured products. Continuing monitoring and risk management are taking place and the Company's contingency plans will be updated as new issues are identified. Based on its current assessment, management believes the Year 2000 issue will not have a material adverse effect on the Company's business, financial conditions, or results of operations.

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


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Spectrum Signal Processing Inc.

Date: December 8, 1998          By: /s/ Martin C. McConnell
                                    -----------------------
                                    Name:   Martin C. McConnell
                                    Title:  VP Finance & Chief
                                            Financial Officer & Secretary




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